Exhibit 12.1
WORKIVA INC.

Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Six months ended June 30,	Year ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings
Loss before provision for income taxes	$(31,360)	$(44,365)	$(43,953)	$(43,406)	$(41,122)	$(29,544)
Fixed charges	1,836	3,414	3,176	3,257	3,106	1,211
Total earnings as defined	$(29,524)	$(40,951)	$(40,777)	$(40,149)	$(38,016)	$(28,333)

Fixed charges
Interest expense (1)	$899	$1,845	$1,875	$2,025	$2,044	$366
Estimated interest component of rental expense (2)	937	1,569	1,301	1,232	1,062	845
Total fixed charges as defined	$1,836	$3,414	$3,176	$3,257	$3,106	$1,211

Ratio of earnings to fixed charges	—	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	$(31,360)	$(44,365)	$(43,953)	$(43,406)	$(41,122)	$(29,544)

(1) Interest expense includes amortization expense for debt issuance costs.
(2) One-third of net rent expense is the portion deemed representative of the interest factor.